Mail Stop 4561

September 10, 2008

Mr. Robin Yanhong Li
Chairman and Chief Executive Officer
Baidu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080 People's Republic of China

> **RE:** **Baidu.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 5, 2008**
> **File No. 0-51469**

Dear Mr. Li:

We have reviewed your response to our letter dated July 30, 2008, in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 105

1.   We note your response to comment 1 from our letter of July 30, 2008. Please confirm that, in future annual reports on Form 20-F, you will disclose the number of record holders of your ordinary shares in the United States, as required by Item 7.A.2 of Form 20-F. You may wish to supplement the required disclosure in your filing by stating that, while the number of record holders of your ordinary shares in the United States is as disclosed, the number of beneficial owners of your ADSs in the United States could potentially be larger than that.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Legal Special Counsel, at (202) 551-3403. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief